23002749

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67294

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/02/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Alira Health Transaction Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Grant Street
(No. and Street)

Framingham	MA	01702
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart Henderson	201-264-7900	shenderson@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Road	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

01/06/2010	4066
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Texas
County of Harris

OATH OR AFFIRMATION

I, Stuart Henderson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alira Health Transaction Services, LLC, as of February 27th, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. This notarial act was an online notarization via two-way webcam and audiovisual technology.

Produced PA Driver License as identification along with multi-factor KBA authentication.

Signature: [signature]

Title: Financial & Operations Principal, Principal Financial Officer

[signature: Linda F Peeples], Online Notary Public

Notary Public

LINDA F PEEPLES
Notary ID #132579084
My Commission Expires
July 21, 2024

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALIRA HEALTH TRANSACTION SERVICES LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year ended December 31, 2022

TABLE OF CONTENTS

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

February 27, 2023

TO THE DIRCTORS AND EQUITY OWNER OF
ALIRA HEALTH TRANSACTION SERVICES, LLC
1 Grant Street
Framingham, MA 01702

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alira Health Transaction Services, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
(Continued)

TO THE DIRCTORS AND EQUITY OWNER OF
ALIRA HEALTH TRANSACTION SERVICES, LLC
February 27, 2023

Supplemental Information

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2016.
Needham Heights, MA 02494

ALIRA HEALTH TRANSACTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$	37,042
Crd Deposit		1,879
Total Assets	$	38,921

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	6,300
Total Liabilities		6,300
Member's equity:		
Member's equity		32,621
Total Liabilities and Member's Equity	$	38,921

See accompanying independent registered public accounting firm's report and notes to financial statements

ALIRA HEALTH TRANSACTION SERVICES LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2022

Revenues:		
Fee income		$ 752,302
Miscellaneous fees		5,500
Total Revenue		757,802
Operating expenses:		
Professional fees		6,000
Operations platform		50,000
Regulatory fees		23,149
Expense reimbursements		913
Misc		32
Total expenses		80,094
Net Income	$	677,708

See Accompanying Independent Registered Public
Accounting Firm's Report and Notes to Financial Statements

ALIRA HEALTH TRANSACTION SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2022

		Total
Balance, January 1, 2022	$	55,288
Net income		677,708
Net member withdrawals		(700,375)
Balance, December 31, 2022	$	32,621

ALIRA HEALTH TRANSACTION SERVICES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2022

Cash flows from operating activities:	
Net income	$ 677,708
Changes in operating assets and liabilities:	
Prepaid expenses	(1,852)
Net cash provided by operating activities	675,856
Cash flows from financing activities:	
Member net distributions	(700,375)
Net cash used for financing activities	(700,375)
Net decrease in cash during the year	(24,519)
Cash, beginning of year	61,561
Cash, end of year	$ 37,042

ALIRA HEALTH TRANSACTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2022

Note 1 **Organization and nature of business**

Alira Health Transaction Services, LLC (the "Company") was formed in February, 2006 and is a Massachusetts limited liability company, which shall continue in perpetuity unless dissolved in accordance with the operating agreement. The Company acts as an agent for the issuer of corporate securities for private placements per management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC").

Note 2 **Summary of significant accounting policies**

Method of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board ("FASB"), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting.

Revenue recognition

The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

The Company did not incur costs to obtain revenue contracts with its customers. In the event that it did incur these costs, it would amortize the costs to expense over the time period that the services are expected to be provided to the customer.

Revenue from contracts with its customers include fees from placements. The recognition and measurement of revenue is based on the assessment of individual contract terms. In some circumstances, significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

All of the Company's revenues were derived from placements fees.

Note 2 **Summary of significant accounting policies (continued)**

Income taxes
The Company has elected to have the LLC treated as a single-member LLC. Accordingly, this LLC is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the member's partnership income tax return.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Tax returns for the prior three years are subject to examination by taxing authorities.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses and accrued expenses, approximates fair value due to the short-term nature of these assets and liabilities.

Subsequent events
The Company has evaluated subsequent events through February 27, 2023, which is the date the financial statements were available to be issued.

ALIRA HEALTH TRANSACTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Year Ended December 31, 2022

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2022 the Company's net capital was $30,742, which was $25,742 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.205 to 1.

Note 4 **Concentrations of credit risk**

Cash

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such Accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 5 **Statement of cash flows**

For the year ended December 31, 2022, the Company did not have any significant non-cash investing or financing activities.

ALIRA HEALTH TRANSACTION SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2022

Capital		
Member equity	$	32,621
Less non-allowable assets		(1,879)
Net capital	$	30,742
Aggregate indebtedness		
Accrued expenses	$	6,300
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	25,742
Net capital less 120% of minimum dollar net capital required	$	24,742
Ratio of aggregate indebtedness to net capital		0.205 to 1

Reconciliation with Company's computation (included in Part II of Form X -17A5-5 as of December 31, 2022)

Net capital, as reported in Company's part II (unaudited) focus report	$	30,742
Net capital per above	$	30,742

No material differences exist between the audited computation of net capital and the unaudited net capital as reported in Company's FOCUS report for the year ended December 31, 2022

See Accompanying Independent Registered Public Accounting Firm's Report and Notes to Financial Statements

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

February 27, 2023

TO THE DIRCTORS AND EQUITY OWNER OF
ALIRA HEALTH TRANSACTION SERVICES, LLC
1 Grant Street
Framingham, MA 01702

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which Alira Health Transaction Services, LLC (the Company) identified that it does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 and was covered by footnote 74 and was in compliance throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934.

Morris & Morris, P.C.
Certified Public Accountants

Assertions Regarding Exemption Provisions

I, as the Chief Financial Officer of Alira Heath Transaction Services LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2022 to December 31, 2022.

By:

Peter F Flynn, CFO/CCO

January 8, 2023